SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

________________

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Central Garden & Pet Company
(Name of Issuer)

Common Stock
$0.01 Par Value
(Title of Class of Securities)

153527106
(CUSIP Number)

September 12, 2002
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] [X] [ ]	Rule 13d-1(b) Rule 13d-1(c) Rule 13d-1(d)

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G
CUSIP No. 153527106		Page 2 of 5 Pages
1		NAME OF REPORTING PERSON/ I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only) Richard S. Strong
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION USA
Number of Shares Beneficially Owned by Each Reporting Person With	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,028,330(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,028,330(1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,028,330(1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES N/A
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.0%
12		TYPE OF REPORTING PERSON IN

(1) The beneficial ownership of Common Stock reported by the above-named Reporting Person consists of (i) 308,300 shares held by Calm Waters Partnership, a private investment fund owned by the Reporting Person and family members; and (ii) 720,030 shares held by separate accounts over which Strong Capital Management, Inc. ("SCM"), a registered investment adviser and wholly-owned subsidiary of Strong Financial Corporation ("SFC"), has discretionary authority, and beneficial ownership of which may be attributed to the Reporting Person by virtue of his control of SCM and SFC.

13G
CUSIP No. 153527106	Page 3 of 5 Pages
Item 1(a).	Name of Issuer
Central Garden & Pet Company
Item 1(b).	Address of Issuer's Principal Executive Offices
3697 Mt. Diablo Boulevard, Suite 310 Lafayette, California 94549 USA
Item 2(a). Item 2(b). Item 2(c).	Name of Person Filing Address of Principal Business Office Citizenship
Richard S. Strong ("the Reporting Person") 100 Heritage Reserve Menomonee Falls Wisconsin 53051 (414) 359-3400 U.S. Citizen
Item 2(d).	Title of Class of Securities
Common Stock, $0.01 Par Value
Item 2(e).	CUSIP Number
153527106
Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
N/A

13G
CUSIP No. 153527106	Page 4 of 5 Pages
Item 4.	Ownership
(a) Amount beneficially owned:
See response to Item 9 of the cover page.
(b) Percent of Class:
See response to Item 11 of the cover page.
(c) Number of shares as to which such persons have:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: See response to Item 6 of the cover page.
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: See response to Item 8 of the cover page.
Item 5.	Ownership of Five Percent or Less of a Class
N/A
Item 6.	Ownership of More than Five Percent on Behalf of Another Person
N/A
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
N/A
Item 8.	Identification and Classification of Members of the Group
N/A

13G
CUSIP No. 153527106	Page 5 of 5 Pages
Item 9.	Notice of Dissolution of Group
N/A
Item 10.	Certifications

                       By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

                       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 16, 2002	/s/ Richard S. Strong Richard S. Strong